United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

Masco Corporation
(Exact name of registrant as specified in its charter)

Delaware	1-5794	38-1794485
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

17450 College Parkway Livonia, Michigan	48152
(Address of principal executive offices)	(Zip code)

Kenneth G. Cole
Vice President, General Counsel and Secretary
(313) 274-7400
(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ____.

Section 1. - Conflict Minerals Disclosure

Item 1.01. Conflict Minerals Disclosure and Report

Our Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD and is available in the “SEC Filings” section under “Financial Information” on the Investor Relations page of our website at www.masco.com. We do not incorporate the information contained on our website into this Form SD or our Conflict Minerals Report and such information should not be considered part of this Form SD or our Conflict Minerals Report.

Information concerning Conflict Minerals from recycled or scrap sources that may be contained in our in-scope products is included in our Conflict Minerals Report and is incorporated in this Form SD by reference.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2. Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issue Disclosure and Report

Not applicable.

Section 3 - Exhibits

Item 3.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report for the calendar year ended December 31, 2024

EXHIBIT INDEX

Exhibit	Description
1.01	Conflict Minerals Report for the calendar year ended December 31, 2024

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MASCO CORPORATION

By:	/s/ Richard J. Westenberg
Name:	Richard J. Westenberg	May 28, 2025
Title:	Vice President, Chief Financial Officer and Treasurer